UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 76

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Change in Registrant’s Certifying Accountants

This current report on Form 6-K is furnished in connection with a change of auditor by Sono Group N.V. (the “Company”). On February 26, 2024, the Company engaged Grassi & Co., CPAs, P.C. (“Grassi”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ending December 31, 2023, to be ratified at the next annual general meeting of shareholders of the Company. The engagement was approved by the audit committee of the Company’s supervisory board.

During each of the fiscal years ended December 31, 2021 and 2022 and in the subsequent interim period through February 26, 2024, neither the Company nor anyone on behalf of the Company has consulted with Grassi regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Grassi concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) or (iii) a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ George O'Leary
	Name:	George O'Leary
	Title:	Managing Director

Date: February 28, 2024